EQUINOX FUNDS TRUST

Laura Szalyga

Assistant Treasurer

Direct Telephone: (631) 470-2684

Fax: (631) 951-0573

E-mail: laura.szalyga@thegeminicompanies.com

April 17, 2015

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kathy Churko

(202) 551-6387

RE: Equinox Funds Trust (the “Registrant”)

File Nos. 333-168569; 811-22447

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to comments you provided by telephone on Wednesday, April 15, 2015 with respect to the N-CSR filing made by the Equinox Funds Trust on behalf of the Equinox Chesapeake Strategy Fund, Equinox Crabel Strategy Fund and Equinox BH-DG Strategy Fund for the fiscal year ended September 30, 2015 (SEC Accession No. 0000910472-14-005742).Your comments are set forth below, and are followed by the Registrant’s response.

Comment 1:	Going forward, please ensure that shareholder letters discuss the specific factors that affected fund performance during the period under review.
Response:

In future N-CSR filings, the Adviser will elaborate upon the investment strategies and techniques used in managing the Funds’ portfolio in its letter to shareholders, along with other factors that directly impacted the Fund’s performance during the period of time covered by the report.

Comment 2:	Explain why the inception date of Chesapeake Strategy Fund and Crabel Strategy Fund differs from each fund’s commencement date. Confirm that the inception and commencement dates are the same for the BH-DG Strategy Fund.
Response:	The inception date represents the day that the Adviser’s initial investment was made into the Fund. The commencement date represents the day that the Fund commenced trading pursuant to the investment strategy described in the Fund’s prospectus. The dates shown in the annual report are accurate for all three funds under review.
Comment 3:	Please explain how the BH-DG Strategy Fund meets the definition of a Registered Investment Company when it held no investments as per its latest N-CSR filing.
Response :

The Fund is an investment company as defined under Section 3(a)(1)(A). Section 3(a)(1)(A) of the 1940 Act provides, in relevant part, that the term “investment company” means “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” The Fund clearly and unambiguously is holding itself out as an investment company and is registered under the 1940 Act with the Commission as such. This is consistent with the Commission Staff’s statements in its no-action letter issued to Managed Futures Association (the “MFA Letter”).[1] Footnote 11 to the MFA Letter expressly states that a commodity pool that holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities would be an investment company under the 1940 Act:

“The position taken in this letter should not be read to provide any relief from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of investment company to any commodity pool that holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities. Such a commodity pool would be an investment company under the Investment Company Act.”

In addition to holding itself out as an investment company, the Fund is also primarily engaged in the business of investing, reinvesting, or trading in securities as evidenced by its ownership of the securities of its wholly-owned subsidiary Equinox BH-DG Strategy Fund Limited (the “BH-DG Subsidiary”). As indicated in the Fund’s N-CSR filing dated September 30, 2014, the Fund held cash and securities of its wholly-owned subsidiary Equinox BH-DG Strategy Fund Limited (the “BH-DG Subsidiary”). This security position is not reflected in the schedule of investments presented in the N-CSR for the period ended September 30, 2014 because the Fund’s and the BH-DG Subsidiary’s financial statements are consolidated pursuant to guidance provided by the Commission staff notwithstanding contravening requirements in

[1] 1996 SEC No-Act. LEXIS 623 (July 15, 1996).

Rule 6-03(c)(1) of Regulation S-X. The Fund’s holdings in the BH-DG Subsidiary are “securities” for purposes of Section 3(a)(1)(A).[2] Accordingly, the Fund must be primarily engaged in the business of an investment company as holding one’s own cash could not reasonably be deemed to be “business” for purposes of Section 3(a)(1)(A). Accordingly, since the Fund’s only activities are holding cash and the securities of the BH-DG Subsidiary, the Fund is primarily engaged in the business of an investment company and, therefore, is a prima facie investment company under Section 3(a)(1)(A).

Comment 4:	In the Notes to Financials, there is a reference to an annual fee for swaps. Please explain if this swap fee is paid separately by each fund, or if the fee is paid by all funds in aggregate. Also, please describe where the fee is disclosed in the financials. Going forward, please update the appropriate Note to Financials to include this information.
Response:	The annual swap fee is paid separately by each fund. The fee is disclosed in the net realized gain/loss on swap contracts on the statement of operations. Going forward this will also be referenced in the Notes to Financials.
Comment 5:	The Audit Opinion discusses the periods reviewed for both the Crabel Strategy Fund and the Chesapeake Strategy Fund, but the letter was only addressed to shareholders of the Chesapeake Strategy Fund. Please explain and re-file the N-CSR if this letter was supposed to be addressed to shareholders of Crabel Strategy Fund as well. Also, please confirm that the annual report was in fact mailed to shareholders of the Crabel Strategy Fund in addition to the shareholders of the Chesapeake Strategy Fund.
Response:	The Audit Opinion should have been addressed to shareholders of both funds. The omission of Crabel Strategy Fund in the heading was an oversight by the Funds’ auditor. The NCSR will be refiled. The registrant confirms that the report was mailed to shareholders of the Crabel Strategy Fund.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

[2] The Registrant notes that the definition of investment company under Section 3(a)(1)(A) uses the term “securities” and not “investment securities” (as used in Section 3(a)(1)(C)). The Registrant acknowledges that the Fund’s holdings in BH-DG would not be “investment securities” for purposes of the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act.

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2684 if you should require any further information.

Sincerely,

/s/ Laura Szalyga

Assistant Treasurer

Equinox Funds Trust